UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

POINTER TELOCATION LTD.

(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104

(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 8 Pages)

CUSIP No. M7946T104	13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 973,534
	8	SHARED VOTING POWER: 973,534
	9	SOLE DISPOSITIVE POWER: 973,534
	10	SHARED DISPOSITIVE POWER: 973,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 973,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.69% (1)
14	TYPE OF REPORTING PERSON: CO

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(1)     Based on a number of 3,647,875Ordinary Shares outstanding as of the date hereof (according to publicly available information provided by the Issuer to date), DBSI is the beneficial owner of 26.69% of the outstanding Ordinary Shares of the Company.

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CUSIP No. M7946T104	13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: –
	8	SHARED VOTING POWER: 973,534
	9	SOLE DISPOSITIVE POWER: –
	10	SHARED DISPOSITIVE POWER: 973,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 973,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.69%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M7946T104	13D/A	Page 5 of 8

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: –
	8	SHARED VOTING POWER: 973,534
	9	SOLE DISPOSITIVE POWER: –
	10	SHARED DISPOSITIVE POWER: 973,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 973,534
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.69%
14	TYPE OF REPORTING PERSON: IN

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This Amendment No. 6 of the Statement on Schedule 13D, as amended, and previously filed by the Reporting Persons with the Securities and Exchange Commission with respect to the ordinary shares, par value New Israeli Shekel 3.00 per share (the “Ordinary Shares”), of Telocation Systems Ltd. (the “Issuer”) is filed to report a change in ownership of shares of the Issuer. Items 5 and 6 of the Statement previously filed, are hereby amended.

Item 5.	Interest in Securities of the Issuer.

(a) (b)      DBSI is the beneficial owner of 973,534 Ordinary Shares of the Issuer, constituting 26.69% of the outstanding Ordinary Shares of the Issuer. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 973,534 Ordinary Shares of the Issuer. DBSI holds the sole right to vote 973,534 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

(c)     The Shareholders Agreement between DBSI and Egged, dated November 2004 and amended January 2005 (the “Shareholders’ Agreement”), between Egged Holdings Ltd. (“Egged”), and DBSI Investments Ltd. (“DBSI”) was terminated on December 27, 2006. Consequently, DBSI no longer has a beneficial interest in any Ordinary Shares of the Issuer which may be held by Egged.

(d)     Not applicable.

(e)     Not applicable.

Item 6.

The Shareholders' Agreement between Egged DBSI Investments Ltd. ("DBSI") was terminated on December 27, 2006.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are hereby incorporated by reference:

Exhibit No.	Description

1	Joint Filing Agreement dated July 11, 2005, between Barak Dotan and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Dotan - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

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Exhibit No.	Description

2	Joint Filing Agreement dated July 11, 2005, between Yossi Ben Shalom and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Ben Shalom - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2007

DBSI INVESTMENTS LTD.

BARAK DOTAN

YOSSI BEN SHALOM

By: /s/ DBSI INVESTMENTS LTD. ——————————————

By: /s/ Barak Dotan —————————————— Barak Dotan Director	/s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Director

Authorized signatories of DBSI Investments Ltd., for itself and on behalf of Barak Dotan and Yossi Ben Shalom, pursuant to the Consents incorporated by reference as exhibits 1-2 to this Schedule 13D/A

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